King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia 30309
Main: 404/572-4600
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Alan J. Prince
Direct Dial: 404/572-3595
Direct Fax: 404/572-5133
APrince@kslaw.com

August 13, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz, Branch Chief – Legal

Re:	Carmike Cinemas, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed July 7, 2010 File No. 333-167383

Dear Ms. Ravitz:

On behalf of Carmike Cinemas, Inc. (the “Company”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-3 (File No. 333-167383) (the “Registration Statement”), together with the exhibits thereto. We are responding to the Staff’s comments contained in its letter, dated August 3, 2010. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

General

1.	Please confirm counsel will file clean opinions at the time of each take-down.

Response: The Company confirms that its counsel will file clean opinions at the time of each take-down.

Amanda Ravitz

Securities and Exchange Commission

August 13, 2010

Exhibit 5.2

2. Refer to the last paragraph on page 1. It is inappropriate for counsel to limit the scope of the opinion. Rather, counsel must make any inquiry necessary to render its opinion. Please have counsel revise accordingly.

Response: Counsel has revised its opinion, filed as Exhibit 5.2 to Amendment No. 2, to remove this paragraph.

3. Counsel may not attempt to limit reliance. Accordingly, please have counsel remove the phrase “and this opinion may be relied on only by the party to whom it is addressed and its counsel King and Spalding LLP, for the limited purpose of the captioned matter” from page 2.

Response: Counsel has revised its opinion, filed as Exhibit 5.2 to Amendment No. 2, to remove the language limiting reliance.

4. Refer to the last paragraph on page 2. Counsel’s opinion should speak as of the date of the effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

Response: Counsel has revised its opinion, filed as Exhibit 5.2 to Amendment No. 2, to state that counsel has no obligation to update the opinion subsequent to the effective date of the registration statement.

Exhibit 5.3

5. Refer to (f) on page 2 and (B) on page 4. Counsel’s opinion should speak as of the date of the effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

Response: Counsel has revised its opinion, filed as Exhibit 5.3 to Amendment No. 2, to state that counsel has no obligation to update the opinion subsequent to the effective date of the registration statement.

6. Please have counsel revise to remove (D) on page 4. Counsel must provide a legal opinion based upon all applicable laws of the State of Indiana.

Response: Counsel has revised its opinion, filed as Exhibit 5.3 to Amendment No. 2, to remove this paragraph.

7. Please have counsel delete the second sentence of (F) on page 4. Counsel may not attempt to limit reliance.

Amanda Ravitz

Securities and Exchange Commission

August 13, 2010

Response: Counsel has revised its opinion, filed as Exhibit 5.3 to Amendment No. 2, to remove the language limiting reliance.

* * * *

If we can be of any assistance in explaining these responses or the changes in Amendment No. 2, please let us know. Please contact me with any questions or comments at (404) 572-3595.

Very truly yours,

/s/ Alan J. Prince
Alan J. Prince

cc:	Mark Keogh – Securities and Exchange Commission Lee Champion – Carmike Cinemas, Inc.